Johnson Matthey

SEC MAIL PROCESSING
RECEIVED
AUG - 7 2007
WASH. D.C. 186 SECTION

August 1, 2007

Robert M. Talley
President-Corporate, General Counsel
and Secretary
Office of the President

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

07025890

7004 2890 0002 4356 3809
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

SUPPL

Re: <u>Johnson Matthey PLC - File No. 82-2272</u>

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Regulatory Announcement**	**02 July 2007**
2.	**Notification of Transactions of Directors/Persons**	**16 July 2007**
3.	**Notification of Transactions of Directors/Persons**	**19 July 2007**
4.	**Regulatory Announcement**	**24 July 2007**
5.	**Press Release**	**24 July 2007**
6.	**Regulatory Announcement**	**25 July 2007**
7.	**Notification of Transactions of Directors/Persons**	**26 July 2007**
8.	**Regulatory Announcement**	**27 July 2007**
9.	**Regulatory Announcement**	**27 July 2007**
10.	**Notification of Transactions of Directors/Persons**	**30 July 2007**
11.	**Regulatory Announcement**	**30 July 2007**
12.	**Notification of Transactions of Directors/Persons**	**31 July 2007**
13.	**Regulatory Announcement**	**01 Aug. 2007**
14.	**Regulatory Announcement**	**01 Aug. 2007**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
AUG 1 4 2007
THOMSON
FINANCIAL

dew 8/10

JOHNSON MATTHEY INC.
NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/lls
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

Total Voting Rights

In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, Johnson Matthey PLC advises that, as at 30 June 2007, it had an issued share capital of 220,673,613 ordinary shares of £1 each and held 4,390,786 ordinary shares of £1 each in treasury.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 216,282,827.

The above figure 216,282,827 may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the Disclosure and Transparency Rules.

S Farrant
Company Secretary
2 July 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   13 July 2007

6. Date on which issuer notified:

   16 July 2007

7. Threshold(s) that is/are crossed or reached:

   Gone above 5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 10,762,454

   Number of voting rights: 10,762,454

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 10,899,396

   % of voting rights (direct): N/A

   % of voting rights (indirect): 5.03%

   Total voting rights: 10,899,396 shares (5.03%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   BlackRock Investment Management (UK) Limited – 10,899,396 (5.03%)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

   Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

   020 7269 8461

   16 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
S Farrant	(i)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)
N Whitley	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
S Farrant
P N Hawker
D W Morgan
L C Pentz
W F Sandford
J N Sheldrick
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

(1) Computershare Trustees Limited
(2) Share Nominees Limited

8. State the nature of the transaction:

(1) Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan
(2) Purchase of a share in N A P Carson's PEP

9. Number of shares, debentures or financial instruments relating to shares acquired:

(1)	N A P Carson	21
	S Farrant	21
	P N Hawker	21
	D W Morgan	21
	L C Pentz	21
	W F Sandford	21
	J N Sheldrick	21
	I F Stephenson	21
	N Whitley	21
(2)	N A P Carson	1

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

(1) £18.000
(2) £16.815

14. Date and place of transaction:

(1) 18 July 2007, London
(2) 2 July 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	61,398
P N Hawker	15,414
D W Morgan	40,669
L C Pentz	18,616
J N Sheldrick	74,604

16. Date issuer informed of transaction:

(1) 19 July 2007
(2) 3 July 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

19 July 2007

RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

Johnson Matthey plc announces that at today's AGM all resolutions put to shareholders were passed on a show of hands. A copy of the resolutions has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

For information, the proxy votes received prior to the meeting were as follows:

No.	RESOLUTI ON	FOR	FOR (%)*	AGAINST	AGAINST (%)*	VOTES WITHHELD**
1	Annual Report and Accounts	136,102,595	99.92%	110,602	0.08%	872
2	Directors' Remuneration Report	131,569,160	98.38%	2,164,731	1.62%	2,480,178
3	Final Dividend	136,209,571	100%	1,094	0.00%	3,404
4	Elect Mr M J Roney	135,932,203	99.81%	265,303	0.19%	16,563
5	Re-elect Mr J N Sheldrick	136,164,725	99.97%	34,665	0.03%	14,679
6	Re-elect Mr C D Mackay	135,913,847	99.79%	285,801	0.21%	14,421
7	Re-elect Mr M B Dearden	135,912,926	99.79%	285,285	0.21%	15,858
8	Re-elect Mr I C Strachan	135,898,636	99.80%	277,724	0.20%	37,709
9	Re-appoint KPMG Audit Plc	133,755,145	99.47%	718,698	0.53%	1,740,226
10	Auditors' Remuneration	135,847,567	99.74%	355,042	0.26%	11,460
11	Authority to make political donations	124,983,062	99.63%	468,410	0.37%	10,762,597
12	Authority to allot shares	134,692,386	99.79%	279,541	0.21%	1,242,142
13	Johnson Matthey Long Term Incentive Plan 2007	132,720,995	99.71%	386,326	0.29%	3,106,748
14	Disapply pre-emption rights	135,946,943	99.95%	71,286	0.05%	195,840
15	Purchase own shares	136,171,628	99.97%	36,997	0.03%	5,444
16	New Articles of Association	135,970,483	99.97%	47,463	0.03%	196,123

* Figures shown are percentages of total votes cast excluding votes withheld.

** A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes for or against a resolution.

Enquiries to: Angela Purtill, Assistant Company Secretary, Johnson Matthey plc
Telephone: 020 7269 8461
24 July 2007

Johnson Matthey

News Release

For release at 7.00 am on Tuesday 24th July 2007

Johnson Matthey Plc
Interim Management Statement

Commenting on current trading at the Annual General Meeting to be held at 12.00 noon today, Sir John Banham, Chairman of Johnson Matthey, will provide the following statement:

"Johnson Matthey has made a good start to the new financial year. In the first quarter to 30th June 2007 sales for the continuing businesses grew by 9%. Sales excluding the value of precious metals increased by 28%, with most of the growth in Environmental Technologies Division. Profit before tax for the continuing businesses was up 12% compared with the same period last year.

Our new Environmental Technologies Division achieved strong sales growth in the quarter. Emission Control Technologies (ECT) was well ahead, with good demand for heavy duty diesel catalysts for new vehicles in both Europe and North America following the introduction of new emission standards last year. Sales of catalysed soot filters for light duty diesel vehicles were also well up. Process Technologies' sales were ahead of expectations but slightly down on last year's very strong first quarter. Orders for the second quarter are encouraging and the business should achieve good growth for the half year.

On 4th May 2007 we sold our Hong Kong gold refinery which reduced sales growth in Precious Metal Products Division but operating profit for the division for the first quarter was well ahead of last year. Platinum group metal prices were stronger than in the same period last year but were less volatile. The division's manufacturing businesses continued to perform very well.

Issued by: Johnson Matthey Public Limited Company
40-42 Hatton Garden London EC1N 8EE Tel: +44 (0)20 7269 8400

Fine Chemicals & Catalysts Division made an encouraging start to the year with good sales of catalysts and continued recovery in our US Pharmaceutical Materials business. In our Research Chemicals business, catalogue sales were well up on last year with a good contribution from our business in China.

We spent £10 million on share buy-backs (net of proceeds of employee share option exercises) in the quarter and have continued to purchase shares in July. Borrowings at 30th June 2007 were similar to the level at the end of the last financial year despite an increase in working capital to support sales growth. With the payment of the final dividend on 7th August 2007 and further investment to support the expansion of Environmental Technologies Division we expect net debt to rise in the second quarter.

The outlook for the half year is encouraging with growth in profit before tax in the second quarter likely to be similar to that in the first."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225
Laura Hickman	The HeadLand Consultancy	020 7367 5227

www.matthey.com

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 50,120 ordinary shares at a price of 1725.98 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 4,440,906 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,232,707.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 216,232,707. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
25 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

(i)

3. Name of person discharging managerial responsibilities/director:

F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

N/A

8. State the nature of the transaction:

Exercise of executive share options and subsequent disposal of shares. Details are as follows:

Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Number Disposed*	*Sale Price (£)*
25,690	21/07/2004	8.92	25,690	17.2598

9. Number of shares, debentures or financial instruments relating to shares acquired:

25,690 shares acquired upon exercise – all shares subsequently disposed

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

25,690

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

£17.2598

14. Date and place of transaction:

25 July 2007, London

15. Date issuer informed of transaction:

25 July 2007

16. Any additional information:

N/A

17. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
26 July 2007

Transaction in Own Shares

Johnson Matthey PLC announces that on 26 July 2007 it purchased 38,069 ordinary shares at a price of 1706.74 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 4,478,975 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,194,638.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 216,194,638. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
27 July 2007

Transaction in Own Shares

Johnson Matthey PLC announces it has today purchased 40,538 ordinary shares at a price of 1682.69 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 4,519,513 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,154,100.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 216,154,100. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
27 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (i)

3. Name of persons discharging managerial responsibilities/director:

   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   N/A

8. State the nature of the transaction:

   Exercise of executive share options and subsequent disposal of shares. Details are as follows:

Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Number Disposed*	*Sale Price (£)*
13,102	21/07/2004	8.92	13,102	16.8269

9. Number of shares, debentures or financial instruments relating to shares acquired:

   13,102 shares acquired upon exercise, all subsequently sold

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    13,102

12. Percentage of issued class disposed (treasury shares of that class should not be taken into

account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

£16.8269

14. Date and place of transaction:

27 July 2007, London

15. Date issuer informed of transaction:

30 July 2007

16. Any additional information:

N/A

17. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
30 July 2007

Transaction in Own Shares

Johnson Matthey PLC announces it has today purchased 17,965 ordinary shares at a price of 1700.46 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 4,537,478 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,136,135.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 216,136,135. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
30 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
J N Sheldrick	(iii)
S Farrant	(i)
W F Sandford	(i)
F K Sheffy	(i)
I F Stephenson	(i)
N Whitley	(i)

3. Name of person discharging managerial responsibilities /director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick

S Farrant
W F Sandford
F K Sheffy
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees (C.I.) Limited

8. State the nature of the transaction:

Allocation of shares under the Johnson Matthey Long Term Incentive Plan 2007 (LTIP). The shares are subject to a three year vesting period and an Earnings Per Share performance target.

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	56,704
P N Hawker	22,327
D W Morgan	22,327
L C Pentz	22,327
J N Sheldrick	29,415
S Farrant	9,746
W F Sandford	15,268
F K Sheffy	11,821
I F Stephenson	14,748
N Whitley	9,892

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.93

14. Date and place of transaction:

London, 25 July 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

	*Allocations under Johnson Matthey LTIP**
N A P Carson	244,703
P N Hawker	94,296
D W Morgan	102,044
L C Pentz	95,560
J N Sheldrick	135,646

**This includes the Johnson Matthey Long Term Incentive Plan 1998 and the Johnson Matthey Long Term Incentive Plan 2007*

16. Date issuer informed of transaction:

30 July 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

31 July 2007

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Transaction in Own Shares
Released	09:52 01-Aug-07
Number	PRNUK-0108

JM Johnson Matthey

Transaction in Own Shares

Johnson Matthey PLC announces that on 31 July 2007 it purchased 13,279 ordinary shares at a price of 1692.83 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 4,550,757 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,122,856.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 216,122,856. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
1 August 2007

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Regulatory Announcement

Go to market news section

Free annual report

Johnson Matthey

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Total Voting Rights
Released	15:03 01-Aug-07
Number	PRNUK-0108

Total Voting Rights

In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, Johnson Matthey PLC advises that, as at 31 July 2007, it had an issued share capital of 220,673,613 ordinary shares of £1 each and held 4,550,757 ordinary shares of £1 each in treasury.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 216,122,856.

The above figure 216,122,856 may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the Disclosure and Transparency Rules.

S Farrant
Company Secretary
1 August 2007

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